Beanstox Inc.

Beanstox

ANNUAL REPORT

75 State Street, Suite 100

Boston, MA 02109

(617) 878-2102

www.beanstox.com

This Annual Report is dated April 17, 2025.

BUSINESS

• Company's Business. Inspired by well-known Shark Tank investor Kevin O'Leary and his investment philosophy, Beanstox is a business designed to meet the savings and investment needs of over 100 million Americans who have little or no savings and investments, and almost nothing set aside for retirement, and all investors, including those who don't have much time to spend on investing. Beanstox provides an automated wealth building service, with the upgraded Beanstox App, and is always evaluating adding other services such as tax services with third party service providers. Beanstox's target market is the large population of potential new investors, including young adult investors. Beanstox provides clients with access to automated internet-based advisory investment services, available online through the Beanstox mobile application (the "App"), designed to make it very simple and easy for clients to open an account and connect to their bank for their initial deposit and automated recurring deposits. Beanstox generates personalized portfolios using exchange traded funds (ETFs), as well as automated portfolio rebalancing and automated dividend reinvestment. New in early 2025, Beanstox now offers three different plans and five different accounts for clients to choose from: Beanstox Simple, a free plan which allows clients to choose from two products, Power Savings and Stocks 500; Beanstox Plus, a subscription based plan with a monthly cost of $5, which allows clients to choose from three products, Wealth Builder (personalized portfolios of ETFs) as well as Power Savings and Stocks 500; and Beanstox Premium, a subscription based plan with a monthly cost of $10, which allows clients to choose from three products, Wealth Builder (personalized portfolios of ETFs), Power Savings and Stocks 500, as well as Traditional and Roth IRAs (personalized portfolios of ETFs). Beanstox also provides clients with information on personal finance and investing. Beanstox Plus and Beanstox Premium provides additional recurring deposits opportunities and additional financial educational materials. The Beanstox App is constantly being improved with ongoing upgrades. In early 2025, Beanstox introduced a Tax Service powered by April Tax Solutions and continues to be focused on improved wealth building services and potentially adding revenue per client.

Business Model. Beanstox employs a B2C SaaS model (business to consumer, software- as-a-service model) combined with the supporting automated internet-based investment advisory services. The current revenue model is as follows: a Free plan, Beanstox Simple, a $5 monthly subscription plan, Beanstox Plus, and a $10 monthly subscription plan, Beanstox Premium, with monthly variable costs for IT services (Amazon Web Services and other IT service providers), bank data connections (Plaid Inc.), as well as client account maintenance, trading, custody, and reporting (DriveWealth LLC as broker-dealer). Our internal team includes professionals for product development, business development and marketing, investment management and compliance, as well as customer support. Our current cost structure allows us to be profitable with approximately 30,000 clients using the subscription service. Our marketing plans include leveraging the impact of Kevin O'Leary in both traditional media (e.g. TV, radio) and social media, with over 4 million followers across his platforms, and in collaboration with other digital media partners. Mr. O'Leary's name, brand and personality is trusted by many, which management believes should be an asset as we introduce the Beanstox brand more broadly to consumers.

Corporate Structure. Beanstox cofounders, Chairman Kevin O'Leary, and CEO Connor O'Brien, each indirectly own approximately 41.5% of the Beanstox aggregate equity (for a total of approximately 83%). The cofounders funded the development of Beanstox all the way through commercial launch and until the $1.07 million first crowdfunding completed in 2021. Following a second crowdfunding which began in July 2021 and ended in April 2022, Beanstox raised approximately $2.74 million, Crowdfunding investors own approximately 17% of the Beanstox aggregate equity. Both Crowdfunding Offerings were designed to accelerate Beanstox product development and client growth.
Deloitte: https://www.dol.gov/sites/dolgov/files/EBSA/researchers/analysis/retirement/brokerage-accounts-in-the-us.pdf
Yahoo finance: https://finance.yahoo.com/news/58-americans-less-1-000- 090000503.html
(The contents of these articles are not incorporated into this Form C.)

Previous Offerings

Previous Offerings
• Name: Common Stock
Type of security sold: Equity
Final amount sold: $100.00
Number of Securities Sold: 100
Use of proceeds: 100 shares of common shares were issued to the sole shareholder, Beanstox Investments Inc., for $100. The securities were converted to Class A Voting Common Stock in June 2020 and following a stock split of the securities, 20,000,000 shares of Class A Voting Common Stock we issued to Beanstox Investments Inc.
Date: March 14, 2018
Offering exemption relied upon: Section 4(a)(2)
Crowdfunding #1
• Name: Class B Non-Voting Common Stock
Type of security sold: Equity
Final amount sold: $1,061,790.75
Number of Securities Issued: 1,580,089
Use of proceeds Planned at the time of the Offering (all estimates): StartEngine Platform Fees 2.5% of funds; Marketing 25% of funds. The Company's strategy includes a blend of collaborative marketing managed by internal staff (initially $8,000/mo), and paid ads in both traditional and digital media (initially $20,000/mo). Management plans to gradually increase investment in Marketing by $10,000/month, assuming client growth exceeds 2,000/month, corresponding to monthly increase in ARR (annual revenue run rate) of $120,000. IT Services 16% of funds. The Company's strategy will be to continue outsourcing to its current services providers IT, DriveWealth, Plaid and Amazon Web Service ($10,000/m plus an estimated $1.00/m/client), supported by gradual growth of a small internal team initially focused on UI (App User Interface) and troubleshooting (initially $15,000/m). Staffing 55.5% of funds. Plans, in addition to those referenced above, include customer support (2 people initially) and investment operations/compliance (2-3) at an estimated initial cost of $50,000/month and internal IT & Office cost of $18,000/month. StartEngine Premium service 1% of funds.
Date: July 10, 2020
Offering exemption relied upon: Regulation CF

Crowdfunding #2
• Name: Class B Non-Voting Common Stock
Type of security sold: Equity
Final amount sold (as of April 4, 2022): $2,741,708
Number of Securities Issued: 2,425,935
Use of proceeds Planned at the time of the Offering (all estimates): StartEngine Platform Fees 2.5% of funds; Marketing 25% of funds. The Company's strategy includes a blend of collaborative marketing managed by internal staff, and paid ads in both traditional and digital media. Management plans to gradually increase investment in Marketing with client growth. IT Services 15% of funds. The Company's strategy is to continue outsourcing to its current services providers IT, DriveWealth, Plaid and Amazon Web Service, supported by gradual growth of a small internal team initially focused on UI (App User Interface) and troubleshooting. Staffing 57.5% of funds at the time of the Offering. Plans include hiring of additional staff in customer support and investment operations/compliance as well and added internal IT & Office costs. StartEngine Premium service 1% of funds.
Date: July 2021
Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Operating Results – 2024 Compared to 2023
• Circumstances which led to the performance of financial statements:
Revenue
Beanstox annual revenue increased in 2024 to $113,303 vs $57,510 in 2023, with month over month growth toward the end of 2024, continuing into 2025. 2024 saw an increase in the number of clients. As part of its marketing strategy, among other items, Beanstox conducted promotional campaigns with free months to attract clients and increased its product offering.
Beanstox revenue is generated from Beanstox Plus client subscriptions at $5/month per client and, new in 2024, from Beanstox Premium client subscriptions at $10/month per client, using the Beanstox app and related software as well as wealth management services. Revenue can be impacted by promotions through which free subscription months are offered to clients among other types of promotions.
Management expects the number of clients and subscription revenue should continue to grow in 2025.
On-going app upgrades have led to improved app downloads and client growth rates.

Gross margins
Management expects the company to reach breakeven with approximately 30,000 Beanstox Plus and Beanstox Premium clients based on current operations.
Expenses
Beanstox expenses consist primarily of the cost of service providers, including IT and research and development, fees for professional services, staffing, marketing, and operations/administration.
• Historical results and cash flows:
Management expects revenues to increase with client growth at $5/month/Beanstox Plus client and $10/month/Beanstox Premium client. Expenses will also grow as we expand our team and client base, however expected to grow at a slower rate than client revenue growth. The company aims to break even at approximately 30,000 clients, subject to change as the company's business strategy evolves.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $8,905.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Debt
• Creditor: Beanstox Investments Inc.
Amount Owed: $3,532,566
Interest Rate: 0.0%
Since the Company's inception of March 14, 2018, a related party through common ownership advanced funds to the Company for operations. These advances are non-interest bearing. At December 31, 2024, the amount of advances outstanding is $3,532,566 , and are recorded under 'Accounts payable – related party' on the balance sheets.

• Creditor: Service Providers
Amount Owed: $92,056
Interest Rate: 0.0%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Directors and Officers
Name: Connor O'Brien
Connor O'Brien's current primary role is with Beanstox Investments Inc. (sole shareholder of the Company). Connor O'Brien currently services 40 to 50 hours per week in his role with the Issuer.
Positions and offices currently held with the issuer:
• Position: CEO, President, Director & Co-Owner
Dates of Service: March 14, 2018 - Present
Responsibilities: As Chief Executive Officer, Mr. O'Brien oversees the operations of the Company and more specifically focuses on business development and growth strategies, team building, marketing and investment work. Mr. O'Brien does not currently receive a salary for his roles. He indirectly holds equity compensation through Beanstox Investments Inc.

Other business experience in the past three years:
• Employer: Beanstox Investments Inc. (sole shareholder of the Company)
Title: Director and President
Dates of Service: June 02, 2017 - Present
Responsibilities: Chief Executive Officer

Other business experience in the past three years:
• Employer: O'Shares Investment Advisers, LLC
Title: Director and President (CEO)
Dates of Service: March 29, 2016 - Present
Responsibilities: Oversight of operations

Other business experience in the past three years:
• Employer: O'Shares Investments Inc. (sole shareholder of O'Shares Investment Advisers, LLC)
Title: Director and President
Dates of Service: March 18, 2015 - Present
Responsibilities: As Chief Executive Officer Mr. O'Brien currently services 15 hours per week in his role with the Company.

Other business experience in the past three years:
• Employer: Stanton Asset Management Inc.
Title: Director and President
Dates of Service: September 26, 2002 - Present
Responsibilities: Oversight of operations

Other business experience in the past three years:
• Employer: Stanton Assets Inc.

Title: Director and President
Dates of Service: January 10, 2018 – December 31, 2022
Responsibilities: oversight of operations of holding company

Name: Kevin O'Leary
Kevin O'Leary's current primary role is with O'Leary Productions Inc. Kevin O'Leary currently services approximately 10 hours per week in his role with the Issuer.
Positions and offices currently held with the issuer:
• Position: Chairman & Co-Owner
Dates of Service: March 14, 2018 - Present
Responsibilities: Mr. O'Leary oversees the Board of Directors and focuses on marketing activities for the Company. Mr. O'Leary does not currently receive a salary for his role. He indirectly holds equity compensation through Beanstox Investments Inc.

Other business experience in the past three years:
• Employer: Beanstox Investment Inc. (Sole shareholder of Beanstox)
Title: Chairman
Dates of Service: June 02, 2017 – Present
Responsibilities: Mr. O'Leary oversees the board of directors and focuses on marketing activities for the Company.

Other business experience in the past three years:
• Employer: O'Shares Investments Inc. (sole shareholder of O'Shares Investment Advisers, LLC)
Title: Chairman
Dates of Service: March 18, 2015 - Present
Responsibilities: general oversight of board of directors and company management

Other business experience in the past three years:
• Employer: O'Leary Productions Inc. and O'Leary Ventures
Title: President
Dates of Service: February 12, 2012 - Present
Responsibilities: Chief Executive Officer Mr. O'Leary currently services 40 hours per week in his role with O'Leary Productions Inc. and O'Leary Ventures

Other business experience in the past three years:
• Employer: StartEngine Crowdfunding Inc.
Title: Strategic Advisor
Dates of Service: March 26, 2020 - Present
Responsibilities: Advisor and paid spokesperson

Name: Louise Anne Poirier
Louise Anne Poirier's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
• Position: Treasurer, Secretary, and Chief Compliance Officer
Dates of Service: March 14, 2018 - Present
Responsibilities: As CFO and CCO, Ms. Poirier oversees financial and administrative operations as well as regulatory compliance. Ms. Poirier does not currently take a salary or direct equity compensation.

Other business experience in the past three years:
• Employer: Beanstox Investments Inc.
Title: Treasurer and Secretary
Dates of Service: June 02, 2017 - Present
Responsibilities: CFO, CCO

Other business experience in the past three years:
• Employer: O'Shares Investment Advisers, LLC
Title: Treasurer and Secretary
Dates of Service: March 29, 2016 - Present
Responsibilities: oversight of administration and finances

Other business experience in the past three years:
• Employer: O'Shares Investments Inc. (sole shareholder of O'Shares Investment Advisers, LLC)
Title: Treasurer and Secretary
Dates of Service: March 18, 2015 - Present
Responsibilities: oversight of administration and finances

Other business experience in the past three years:
• Employer: Stanton Asset Management Inc.
Title: Treasurer and Chief Compliance Officer
Dates of Service: March 31, 2018 - Present
Responsibilities: oversight of administration and finances

Other business experience in the past three years:
• Employer: Stanton Assets Inc.
Title: Treasurer

Dates of Service: January 02, 2011 - Present
Responsibilities: oversight of administration and finances

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Principal Securities Holders
Title of class: Class A Voting Common Stock
Stockholder Name: Beanstox Investments Inc. (Stanton Assets Inc. 50%; Shaw Street Investments ULC 25%; O'Leary Productions Inc. 25%)
Amount and nature of Beneficial ownership: 20,000,000
Percent of class: 100.0

RELATED PARTY TRANSACTIONS

Related Party Transactions
• Name of Entity: Beanstox Investments Inc.
Names of 20% owners: Stanton Assets Inc. (50%) Shaw Street Investments ULC (25%) O'Leary Productions Inc. (25%)
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Majority shareholder; provides staffing for operations and marketing.
Material Terms: Reimbursement of costs for marketing and operations.

• Name of Entity: StartEngine CrowdFunding, Inc. ("StartEngine")
Names of 20% owners: Howard Marks
Relationship to Company: StartEngine has engaged a 20%+ owner of the Company for certain transactions.
Nature / amount of interest in the transaction: Kevin O'Leary is a paid spokesperson for StartEngine, which owns the funding portal hosting the Offering.
Material Terms: Mr. O'Leary was initially paid $400,000 per year for three years ending March 9, 2023. The arrangement was extended for another three years at a compensation of $420,000 for year 4, $450,000 for year 5, and $480,000 for year 6. Mr. O'Leary also received compensation in the form of 322,506 options of StartEngine CrowdFunding, Inc. securities at a $7.50 strike price, as well as an option to purchase 343,282 shares at an exercise price of $40.50 vesting 1/3 per year for years 4, 5, and 6.

OUR SECURITIES

Our Company Securities
The company has authorized Class B Non-Voting Common Stock, and Class A Voting Common Stock. As part of the Regulation Crowdfunding raises, the Company will is offering Class B Non-Voting Common Stock.
• Class B Non-Voting Common Stock
The amount of security authorized is 10,000,000 with a total of 4,006,024 outstanding.
Voting Rights
There are no voting rights associated with Class B Non-Voting Common Stock.
Material Rights
Drag Along Rights.
a) Defintions
b) If at any time any one or more Stockholders who hold, in the aggregate, no less than 51% of the outstanding Class A Voting Common Stock ("Dragging Stockholder(s)"), receive a bona fide offer from any Person other than an Affiliate of any of the Dragging Stockholder(s) ("Third Party Purchaser") to consummate, in one transaction, or a series of related transactions, a Change of Control (a "Drag-along Sale"), the Dragging Stockholder(s) shall have the right to require that the undersigned (the undersigned and any and all direct and indirect transferees of the Common Stock held by the undersigned are herein referred to as a "Drag-along Stockholder") participate in such Change of Control transaction in the manner set forth in Section 22 of the Agreement with the Stockholders. Notwithstanding anything to the contrary in the Agreement, each Drag-along Stockholder shall vote in favor of the transaction (to the extent that the Drag-along Stockholder has the right to vote) and take all actions to waive any dissenters, appraisal or other similar rights.
c) The Dragging Stockholder(s) shall exercise its rights pursuant to Section 22 of the Agreement by delivering a written notice (the "Drag-along Notice") to the Company and the Drag-along Stockholder no later than 20 days prior to the closing date of such Drag-along Sale. The Drag-along Notice shall make reference to the Dragging Stockholder's rights and obligations hereunder and shall describe in reasonable detail:
i. the number of shares of Common Stock to be sold by the Dragging Stockholder, if the Drag-along Sale is structured as a transfer of Common Stock;
ii. the identity of the Third Party Purchaser;
iii. the proposed date, time and location of the closing of the Drag-along Sale;
iv. the per share purchase price and the other material terms and conditions of the transfer, including a description of any non-cash consideration in sufficient detail to permit the valuation thereof; and

v. a copy of any form of agreement proposed to be executed in connection therewith.

d) If the Drag-along Sale is structured as a transfer of Common Stock, then, subject to Section 22.e, the Dragging Stockholder and each Drag-along Stockholder shall transfer the number of shares of the class of Common Stock held by such Dragging Stockholder or Drag-along Stockholder equal to the product of (x) the aggregate number of shares of Common Stock (without regard to class) the Third Party Purchaser proposes to buy as stated in the Drag-along Notice and (y) a fraction (A) the numerator of which is equal to, in the case of the Dragging Stockholder, the number of shares of Common Stock (without regard to class) then held by such Dragging Stockholder, and in the case of the Drag-along Stockholder, the number of shares of Common Stock (without regard to class) then held by such Drag-along Stockholder, and (B) the denominator of which is equal to the number of shares of Common Stock (without regard to class) then held by all of the Stockholders (including, for the avoidance of doubt, the Dragging Stockholder).

e) The consideration to be received by a Drag-along Stockholder shall be the same form and amount of consideration per share of Common Stock (without regard to class) to be received by the Dragging Stockholder (or, if the Dragging Stockholder is given an option as to the form and amount of consideration to be received, the same option shall be given) and the terms and conditions of such transfer shall, except as otherwise provided in the immediately succeeding sentence, be the same as those upon which the Dragging Stockholder transfers its Common Stock. The Drag-along Stockholder shall make or provide the same representations, warranties, covenants, indemnities and agreements as the Dragging Stockholder makes or provides in connection with the Drag-along Sale (except that in the case of representations, warranties, covenants, indemnities and agreements pertaining specifically to the Dragging Stockholder, the Drag-along Stockholder shall make the comparable representations, warranties, covenants, indemnities and agreements pertaining specifically to itself); provided, that all representations, warranties, covenants and indemnities shall be made by the Dragging Stockholder and the Drag-along Stockholder severally and not jointly.

f) The fees and expenses of the Dragging Stockholder incurred in connection with a Drag-along Sale and for the benefit of all Stockholders (it being understood that costs incurred by or on behalf of a Dragging Stockholder for its sole benefit will not be considered to be for the benefit of all Stockholders), to the extent not paid or reimbursed by the Company or the Third Party Purchaser, shall be shared by all the Stockholders, including the undersigned, on a pro rata basis, based on the aggregate consideration received by each Stockholder in connection with the Drag-along Sale; provided, that no Stockholder, including the undersigned, shall be obligated to make or reimburse any out-of-pocket expenditure prior to the consummation of the Drag-along Sale.

g) The Drag-along Stockholder shall take all actions as may be reasonably necessary to consummate the Drag-along Sale, including entering into agreements and delivering certificates and instruments, in each case consistent with the agreements being entered into and the certificates being delivered by the Dragging Stockholder.

h) The Dragging Stockholder shall have 120 days following the date of the Drag-along Notice in which to consummate the Drag-along Sale, on the terms set forth in the Drag-along Notice (which such 120 day period may be extended for a reasonable time not to exceed 150 days to the extent reasonably necessary to obtain any government approvals). If at the end of such period, the Dragging Stockholder has not completed the Drag-along Sale, the Dragging Stockholder may not then effect a transaction subject to this Section 22 without again fully complying with the provisions of this Section 22.

i) Subject to, and without limiting, any other restrictions on the transfer of Common Stock held by the undersigned, the undersigned shall not directly or indirectly transfer any shares of Common Stock held by the undersigned to any other Person ("Transferee") unless the Transferee executes and delivers to the Company an agreement in form and substance acceptable to the Company pursuant to which the Transferee agrees to be bound by the terms and conditions of and subject to this Section 22, as though the Transferee was the undersigned and party to this Subscription Agreement.

• Class A Voting Common Stock

The amount of security authorized is 20,000,000 with a total of 20,000,000 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Class A Voting Common Stock.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Risk Factors • Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any Shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. • Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product, that people think it's a better option than a competing product, or that it will be able to provide its services at a level that allows the Company to make a profit and still attract business. • Any valuation at this stage is difficult to assess The valuation for the Offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. • The transferability of the Securities you are buying is limited Shares purchased through this crowdfunding Offering is subject to SEC limitations of transfer. This means that the Shares that you purchased in the Offering cannot be resold for the 12 months following your investment. The exception to this rule is if you are transferring the Shares back to the Company, to an "accredited investor," as part of an offering registered with the SEC, to a member of your family or a trust created for the benefit of your family, or in connection with your death or divorce. Once the one year period expires, transferability of the Shares will remain limited. • Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the Shares you receive. Once the one year period expires, transferability of the Shares will remain limited. More importantly, there is no established market for these Shares and there may never be one. As a result, if you decide to sell these Shares in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the financial technology industry. However, that may never happen, or it may happen at a price that results in you losing money on this investment. • If the Company cannot raise sufficient funds it will not succeed The Company offered Shares in its past two past Offerings and raised approximately $3.8 million. The Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. The Company will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." • Terms of subsequent financings may adversely impact your investment The Company will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Shares. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of the Shares. In addition, if we need to raise more equity capital from the sale of Shares, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per Share. • Management Discretion as to Use of Proceeds The Company's success will be substantially dependent upon the discretion and judgment of the management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on management's current business plan. Management, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and will have broad discretion in doing so. • Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. • We are reliant on one main type of service All of our current services are variants on one type of service, providing a platform for financial advisory services and investment. Our revenues are therefore dependent upon the market for such service. Fees for internet-based investment advisory services are not long-term contracted sources of revenue and are not predictable. A decline in the market for such services would adversely affect our business. • Minority Holder; Securities with No Voting Rights The Class B Non-Voting Common Stock has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investment. Furthermore, in the event of a liquidation of the Company, you will only be paid out if there is any cash remaining after all the creditors of the Company have been paid. • You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying Shares as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. • Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. • We face significant market competition The Company will compete with larger, established companies who currently have products on the market or in various respective product development programs. Competitors may have much better financial means and sales & marketing sales and human resources than the Company. Competitors may succeed in developing and marketing competing equivalent products earlier than the Company, or superior products than those developed by us. There can be no assurance that competitors will not render the Company's technology or products obsolete or that the products developed by the Company will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. • We are an early stage company and have not yet generated any profits Beanstox is an automated internet-based investment advisory services which launched its initial public phase in March 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. The Company's current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of new competitors into the market. The Company will only be able to pay dividends on any Shares once the Company's directors determine that the Company is financially able to do so. Beanstox has incurred a net loss to date and has had limited revenues generated since inception. There is no assurance that the Company will be profitable in the next three years or generate sufficient revenues to pay dividends to the holders of the Shares. • We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in the Company, it is because you think that automated internet-based investment advisory services is a good idea, that the management team will be able to successfully market and sell the Company's products and services, that management can price them right and sell them to enough peoples so that the Company will succeed. Further, the Company has never turned a profit and there is no assurance that it will ever be profitable. • Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. • The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if management believes that a competitor is infringing on one or more of the Company's trademarks or copyrights, management might choose not to file suit because the Company lacks the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because management believes that the cost of enforcing the Company's trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce the Company's trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of its intellectual property, reducing its ability to enter into sublicenses, and weakening the Company's attempts to prevent competitors from entering the market. As a result, if the Company is unable to enforce its trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. • The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Small companies such as Beanstox can be dependent on key personnel. Although management believes it has the personnel resources in place to address the potential loss of key personnel such as Mr. O'Leary, Mr. O'Brien and Ms. Poirier, there are no assurances that this would not have a material impact on the Company. In addition, to be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, the Company may not be able to locate or attract qualified individuals for such positions when needed. The Company may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and the time delay in locating the right employee fit. If the Company is unable to attract, hire and retain the right talent or makes too many hiring mistakes, it is likely the Company's business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. • Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the SEC (Securities and Exchange Commission), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. • The Company relies on third parties to provide services essential to the success of its business The Company relies on third parties to provide a variety of essential business functions, including technology development, broker dealer services, as well as legal and advertising services. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that they will experience delays, defects, errors, or other problems with their work that will materially impact the Company's operations and the Company may have little or no recourse to recover damages for these losses. A disruption in these suppliers' operations could materially and adversely affect the Company's business. As a result, your investment could be adversely impacted by the Company's reliance on third parties and their performance. • The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Beanstox or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Beanstox could harm our reputation and materially negatively impact our financial condition and business. • New Technology The Beanstox Robo App is a new product involving ongoing cycles of development, marketing and testing. Although we believe the product continues to be improved, there are no assurances that it will be a successful competitor in the automated internet-based investment advisory service space. • Company is reliant on one main type of service All of the Company's current services are variants on one type of product, providing a platform for investment advisory services. The Company's revenues are therefore dependent upon the market for such services. • The Company's new product could fail to achieve the expected sales projections The Company's growth projections are based on an assumption that with an increased advertising and marketing budget the Company's products will be able to gain traction in the marketplace at a faster rate. It is possible that the Company's products will fail to gain market acceptance for any number of reasons. If the products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 17, 2025.

Beanstox Inc.

By   /s/ *Connor O'Brien*

    Name: Beanstox Inc.

    Title: President

Exhibit A

FINANCIAL STATEMENTS

Beanstox

BEANSTOX INC.
A Delaware Corporation

Financial Statements and
Independent Auditors' Report

December 31, 2024 and 2023

BEANSTOX INC.

For the two years ended December 31, 2024 and 2023

Table of Contents



INDEPENDENT AUDITORS' REPORT



Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

To the Board of Directors and Management of Beanstox, Inc.
Boston, MA

Opinion

We have audited the financial statements of Beanstox Inc. ("the Company") (a Delaware corporation), which comprise the balance sheets as of December 31, 2024 and 2023 and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Beanstox Inc. as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Beanstox Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred losses from inception and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Beanstox Inc's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Beanstox Inc's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude, whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Beanstox Inc's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Fruci & Associates II, PLLC

Spokane, Washington
April 16, 2025

BEANSTOX INC.
BALANCE SHEETS
December 31, 2024 and 2023

	2024	2023
Assets		
Current assets		
Cash and cash equivalents	$ 8,905	$ 97,524
Accounts receivables	34,218	5,090
Prepaid Expense	332	7,832
Total current assets	43,455	110,446
Other Assets		
Prepaid Expense	25,000	-
Total Other Assets	25,000	-
Subscription receivable - related party	100	100
Total assets	$ 68,555	$ 110,546
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable - related party	$ 3,532,566	$ 2,092,880
Accounts payable	92,056	110,244
State income tax payable	906	450
Total liabilities	3,625,528	2,203,574
Commitments and contingencies	-	-
Stockholders' equity		
Common stock - Class A, 20,000,000 shares issued		
and outstanding at December 31, 2024 and 2023	20,000	20,000
Common stock - Class B, 4,006,024 shares issued		
and outstanding at December 31, 2024 and 2023	4,006	4,006
Additional paid-in capital	3,330,324	3,330,324
Accumulated deficit	(6,911,303)	(5,447,358)
Total stockholders' equity	(3,556,973)	(2,093,028)
Total liabilities and stockholders' equity	$ 68,555	$ 110,546

See independent auditors' report and accompanying notes to the financial statements.

BEANSTOX INC.

STATEMENTS OF OPERATIONS

For the two years ending December 31, 2024 and 2023

	2024	2023
Revenue	$ 113,303	$ 57,510
Operating expenses		
Professional fees (including legal and technology)	708,167	828,535
Rent	2,432	2,302
Customer Adjustments	-	1,428
General and administrative (including staffing and marketing)	865,744	308,010
Total operating expenses	1,576,343	1,140,275
Net loss before income taxes	(1,463,040)	(1,082,765)
Provision for state income taxes	906	906
Net loss	$ (1,463,946)	$ (1,083,671)

See independent auditors' report and accompanying notes to the financial statements.

BEANSTOX INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the two years ending December 31, 2023 and 2024

	Common Stock – Class A		Common Stock – Class B		Total Additional	Accumulated	Stockholders'
	Shares		Shares		Paid-in Capital	Deficit	Equity
Balance on December 31, 2022	**20,000,000**	**$20,000**	**4,006,024**	**$4,006**	**$3,330,324**	**($4,363,687)**	**($1,009,356)**
Net loss	-	-	-	-	-	($1,083,671)	($1,083,671)
Balance on December 31, 2023	**20,000,000**	**$20,000**	**4,006,024**	**$4,006**	**$3,330,324**	**($5,447,358)**	**($2,093,027)**
Net loss	-	-	-	-	-	($1,463,946)	($1,463,946)
Balance on December 31, 2024	**20,000,000**	**$20,000**	**4,006,024**	**$4,006**	**$3,330,324**	**($6,911,304)**	**($3,556,973)**

See independent auditors' report and accompanying notes to the financial statements.

BEANSTOX INC.

STATEMENTS OF CASH FLOWS

For the two years ending December 31, 2024 and 2023

	2024	2023
Cash flows from operating activities		
Net loss	$ (1,463,946)	$ (1,083,671)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable, net	(29,128)	(5,090)
Funds held in escrow	-	-
Prepaid Expenses	(17,500)	(7,044)
Subscription receivable - related party	-	-
Accounts payable - related party	1,439,687	1,130,822
Accounts payable	(18,188)	32,222
State income tax payable	456	-
Net cash provided (used) by operating activities	(88,619)	67,239
Net increase in cash and cash equivalents	(88,619)	67,239
Cash and cash equivalents, beginning	97,524	30,285
Cash and cash equivalents, ending	$ 8,905	$ 97,524
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ -	$ -
Income taxes	$ 456	$ -

See independent auditor's report an accompanying note to the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Beanstox, Inc. ("the Company") was incorporated on March 14, 2018 under the laws of the State of Delaware, and is headquartered in Boston, MA. The Company provides investment advisory services through the use of a mobile app.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue from marketing and investment advisory contracts prescribed under ASC 606 five-step model:

- Identification of the contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price
- Allocation of the transaction price to the performance obligation in the contract; and
- Recognition of revenue when or as the Company satisfies the performance obligation.

The Company recognizes revenue from monthly services provided to customers via the Company's mobile application. Revenue for these services is recognized in the month the financial advisement services are provided.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of assets and liabilities reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2024 and 2023, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Accounts Receivable and Allowance for Uncollectible Accounts

The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance uncollectible accounts. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and credit to the allowance. At December 31, 2024 and 2023, the Company determined no allowance for uncollectible accounts was necessary.

Reclassification

Certain prior year balances have been reclassified to conform with the current year presentation.

Advertising costs

The Company's advertising costs are expensed as incurred. During the two years ending December 31, 2024 and 2023, the Company recognized $424,570 and $140,288 in advertising costs, respectively, recorded under the heading 'General and administrative' in the statement of operations.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years are open since the Company's inception.

The federal net operating losses arising in 2018 and subsequent years are subject to an 80% limitation on taxable income, do not expire, and will carry on indefinitely.

The following table outlines the tax rates for the Company as at December 31:

	2024	2023
Federal Tax Rate	21.00%	21.00%
MA Tax Rate	8.00%	8.00%
Blended Rate	27.32%	27.32%

The Company's tax returns for 2024 were filed subsequent to the year end and the following table outlines the estimated deferred tax assets and liabilities of the Company as at December 31:

	2024	2023
Net operating loss carryforward	$ (6,909,136)	$ (5,444,028)
Total deferred tax asset	(1,888,147)	(1,487,950)
Valuation allowance	1,888,147	1,487,950
Deferred tax asset, net	$ -	$ -

The change in the valuation from 2023 to 2024 was $400,197.

Recent Accounting Pronouncements

In July 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting. The amendments expand the scope of ASC 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees and to supersede the guidance in ASC 505-50, Equity-Based Payments to Non-Employees. The accounting for nonemployee awards will now be substantially the same as current guidance for employee awards. ASU 2018-07 impacts all entities that issue awards to nonemployees in exchange for goods or services to be used or consumed in the grantor's own operations, as well as to nonemployees of an equity method investee that provide goods or services to the investee that are used or consumed in the investee's operations. ASU 2018-07 aligns the measurement-date guidance for employee and nonemployee awards using the current employee model, meaning that the measurement date for nonemployee equity-classified awards generally will be the grant date, while liability-classified awards generally will be the settlement date. ASU 2018-07 is effective for nonpublic business entities for fiscal years beginning after December 15, 2019, including interim periods within that fiscal year. The Company does not believe the adoption of this ASU had a material effect on the financial statements.

No other recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through April 16, 2025, the date these financial statements were available to be issued, and noted no subsequent events needing disclosure.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $6,911,303 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – RELATED PARTY TRANSACTIONS

During the period from March 14, 2018 (inception) to December 31, 2018, the Company issued common stock to a company under common control in exchange for cash to be received. The balance is non-interest bearing. At December 31, 2024 and 2023, the balance outstanding is $100 and is recorded under 'Subscription receivable - related party' on the balance sheets.

Since the Company's inception of March 14, 2018, a related party through common ownership advanced funds to the Company for operations. These advances are non-interest bearing. At December 31, 2024 and 2023, the amount of advances outstanding is $3,532,566 and $2,092,880, respectively, and are recorded under 'Accounts payable – related party' on the balance sheet.

The Company has been accruing allocated expenses from the parent company for expenses incurred such as rent, human resources and IT.

NOTE 4 – COMMON STOCK

Stock issued and Outstanding at December 31, 2024 and 2024:

Common Stock – Class A Voting 20,000,000 shares issued and outstanding

Common Stock – Class B Non-Voting 4,006,024 shares issued and outstanding

There were no stock transactions in 2024 and 2023.

CERTIFICATION

I, Connor O'Brien, Principal Executive Officer of Beanstox Inc., hereby certify that the financial statements of Beanstox Inc. included in this Report are true and complete in all material respects.

Connor O'Brien

President